Exhibit (a)(1)(N)
From: Warmenhoven, Dan
Sent: Tuesday, June 16, 2009 4:44 PM
To: c-dl-employees
Subject: Employee Stock Option Exchange Program Reminder
I want to remind everyone that the voluntary employee stock option exchange program ends 3 days from now on this Friday, June 19 at 9:00PM PDT.  If you are interested in participating, you must make your election by that time. There cannot be any extensions to the cutoff time for any reason.  If you wish to participate, please do so in the next 3 days.
Dan